UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934
            For the plan year ended December 31, 2001

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the transition period from _____ to _____

Commission file number 001-14097

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                    SAUER-DANFOSS LaSALLE FACTORY
                                    EMPLOYEE SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    Sauer-Danfoss Inc.
                                    2800 East 13th Street
                                    Ames, IA 50010

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

        1.      Financial Statements:

                        Report of Independent Auditors, KPMG LLP

                        Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

                        Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000

                        Notes to Financial Statements

                    Supplemental Schedules:

                        Schedule of Assets Held for Investment Purposes as of December 31, 2001

        2.      Exhibits:

                        Consent of KPMG LLP, Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 26, 2002                                                              SAUER-DANFOSS LaSALLE FACTORY
                                                                                               EMPLOYEE SAVINGS PLAN

                                                                                               By:     Sauer-Danfoss (US) Company
                                                                                                          Plan Administrator

                                                                                               By:     Kenneth D. McCuskey
                                                                                                         Kenneth D. McCuskey
                                                                                                         Vice President - Finance

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Table of Contents

Page

Independent Auditors’ Report                                                                                                                                          1

Statements of Net Assets Available for Benefits                                                                                                                2

Statements of Changes in Net Assets Available for Benefits                                                                                               3

Notes to Financial Statements                                                                                                                                           4

Schedule

1 Schedule H Line 4i – Schedule of Assets Held for Investment Purposes                                                                          8

Independent Auditors’ Report

    Employee Benefit Committee
    Sauer-Danfoss LaSalle
    Factory Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

May 3, 2002
Des Moines, Iowa

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
	2001	2000
Assets:
Investments	$4,648,906	4,825,770
Employee contributions receivable	7,086	—
Net assets available for benefits	$4,655,992	4,825,770
See accompanying notes to financial statements.

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2001 and 2000
	2001	2000
Additions to net assets attributed to:
Contributions:
Employees	$435,391	574,201
Employers	22,825	18,880
Rollovers	—	60,679
Change in fair value of investments	(398,966)	(188,415)
Investment income	206,058	231,645
Total additions	265,308	696,990
Deductions from net assets attributed to:
Benefits paid	425,350	161,739
Fees	11,344	10,414
Premiums for life insurance	6,797	5,430
Total deductions	443,491	177,583
Transfers from other plans, net	8,405	3,424
Net increase (decrease) in net assets
available for benefits	(169,778)	522,831
Net assets available for benefits:
Beginning of year	4,825,770	4,302,939
End of year	$4,655,992	4,825,770
See accompanying notes to financial statements.

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)     Description of the Plan

        The following description of Sauer-Danfoss LaSalle Factory Employee Savings Plan (the Plan) provides only general      information. Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.

        (a) General

        The Plan is a defined contribution plan which covers any person regularly employed by Sauer-Danfoss (US) Company (the Company) at its LaSalle, Illinois manufacturing facility whose employment is within the unit covered by the collective bargaining agreement between the Company and Local Union No. 285 of International Union, United Automobile, Aerospace and Agricultural Implement Workers of America. Persons employed on a part-time, temporary, or irregular basis for less than 1,000 hours a year are excluded from coverage.

        (b) Administration

        The Plan is administered by the Employee Benefit Committee of the Company (the Plan Administrator).

        (c) Trustee

        Institutional Trust Company has been designated as Trustee of the Plan.

        (d) Contributions

        The Plan is funded by employee and employer contributions. Participating employees may contribute a percentage of their wages ranging from 1% to 21%. Annual contributions, including life insurance purchased, may not exceed $10,500 and $10,500 in 2001 and 2000, respectively, as indexed by the Internal Revenue Service. The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

        Employer contributions consist of a nonelective 2% contribution and an additional maximum contribution of 2% at a rate of 0.5% for each 1% of employee contribution.

        (e) Participant Accounts

        Participants have the option to invest contributions in the following funds: IRT Stable Value Fund, INVESCO Select Income Fund, INVESCO Total Return Fund, IRT 500 Index Fund, Fidelity Equity Income Fund, AIM Blue Chip Fund, INVESCO Dynamics Fund, INVESCO Small Company Growth Fund, IRT International Equity Fund, and common stock of Sauer-Danfoss Inc. Participant accounts are credited for contributions and allocations of Plan earnings. Plan earnings are allocated to participants based upon their relative percentages of each fund’s investment account balance. In addition, participants may elect to invest in a life insurance fund which purchases coverage for them and their families. Assets invested in participant life insurance coverage are excluded from Plan assets.

        Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $241,110 and $262,075 at December 31, 2001 and 2000, respectively, are included in investments. Interest rates on the loans ranged from 7% to 11% at December 31, 2001 and 9.25% to 11% at December 31, 2000.

        (f) Vesting

        Participants are immediately vested in their voluntary contributions and actual earnings thereon.

        The interests of participants in the employer contributions and actual earnings thereon vest at the rate of 20% per year effective the first day of each year of service.

        (g) Plan Expenses

        Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees which are paid by the Plan.

(2)     Summary of Significant Accounting Policies

        (a) Basis of Presentation

        The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets. The Plan’s assets and liabilities consist of the assets and liabilities of the Sauer-Danfoss LaSalle Factory Employee Savings Plan Trust (the Trust).

        The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

        (b) Valuation of Investments

        Investments in mutual funds are valued at quoted market prices, if available. Investments not having an established market are valued at fair value, as determined by the Trustee.

        Investments in participant loans are valued at their unpaid balance.

        Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

        (c) Federal Income Taxes

        The Internal Revenue Service has determined and informed the Company by a letter dated May 21, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC.

(3)         The Trust

The fair values of investments of the Trust at December 31, 2001 and 2000 were as follows:

	2001	2000
IRT Stable Value Fund**	$2,281,027	2,079,425
INVESCO Select Income Fund	25,920	15,210
INVESCO Total Return Fund**	336,194	326,434
IRT 500 Index Fund	142,457	144,530
Fidelity Equity Income Fund**	774,528	792,813
AIM Blue Chip Fund**	446,487	615,670
INVESCO Dynamics Fund	151,695	249,952
INVESCO Small Company Growth Fund	162,913	219,610
IRT International Equity Fund	66,105	81,207
Sauer-Danfoss Company Stock Fund*	20,020	37,854
Cash	450	990
Participants loans**	241,110	262,075
	$4,648,906	4,825,770

* Party-in-interest of the Plan.

**Investments comprising more than 5% of net assets available for benefits.

Investment income for 2001 and 2000 was as follows:

	2001	2000
Interest	$20,759	21,486
Dividends	185,299	210,159
Net realized and unrealized appreciation
(depreciation):
INVESCO Select Income Fund	(3,505)	(322)
INVESCO Total Return Fund	(16,695)	(29,141)
IRT 500 Index Fund	(18,135)	(14,413)
Fidelity Equity Income Fund	(73,636)	1,757
AIM Blue Chip Fund	(145,410)	(63,281)
INVESCO Dynamics Fund	(82,049)	(38,867)
INVESCO Small Company Growth Fund	(47,017)	(39,761)
IRT International Equity Fund	(11,548)	(8,582)
Sauer-Danfoss Inc. common stock *	(971)	4,195
	$(192,908)	43,230

* Party-in-interest of the Plan.

(4)         Plan Termination

            While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant’s account shall be fully vested and nonforfeitable.

			Schedule 1
SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
Schedule H Line 4i – Schedule of Assets Held for Investment Purposes
December 31, 2001
Identity of party and			Current
description of investment	Units	Cost	value
IRT Stable Value Fund	2,281,026.66	$2,281,027	2,281,027
INVESCO Select Income Fund	4,817.91	28,669	25,920
INVESCO Total Return Fund	13,442.38	375,889	336,194
IRT 500 Index Fund	5,104.15	159,370	142,457
Fidelity Equity Income Fund	15,881.25	792,256	774,528
AIM Blue Chip Fund	36,747.88	486,401	446,487
INVESCO Dynamics Fund	9,522.61	238,260	151,695
INVESCO Small Company Growth Fund	13,419.52	212,648	162,913
IRT International Equity Fund	3,699.20	70,500	66,105
Sauer-Danfoss Company Stock Fund*	2,618.94	22,195	20,020
Cash	N/A	450	450
Participant loans – interest rates ranged
from 7% to 11%	N/A	—	241,110
		$4,667,665	4,648,906
*Party-in-interest
See accompanying independent auditors’ report.

Exhibit 23

Independent Auditors' Consent

Employee Benefit Committee Sauer-Danfoss
LaSalle Factory Employee Savings Plan
Ames, Iowa:

We consent to incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer-Danfoss Inc. of our report dated May 3, 2002, relating to the statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary schedule of assets held for investment purposes as of December 31, 2001 which appears in the December 31, 2001 Annual Report on Form 11-K of the Sauer-Danfoss LaSalle Factory Employee Savings Plan.

KPMG LLP

Des Moines, Iowa
June 26, 2002